UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 29, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: June 3, 2009

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL DIAMONDS ANNOUNCES DELAY IN FILING OF ANNUAL FILINGS

May 29, 2009, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) today announced the delayed filing of the Company's financial statements for the year ended February 28, 2009, including the related management discussion and analysis , annual information form and CEO and CFO certifications (collectively, the "Required Documents").

Management and the Audit Committee concur with the Company's auditors that the Company will be unable to file the Required Documents before the required deadline primarily because of an apparent material breakdown in the Company's internal controls, which in management's view are related in part to changes arising over the last approximately six months including a change of the Company's Chief Financial Officer, change of year-end and change of auditors.

The Company is working diligently with its accounting staff and its auditors to address the issues raised by the auditors and anticipates that it will be in a position to file the Required Documents on or before June 26, 2009.
In the interim, the Company will apply to the applicable securities regulatory authorities for a management cease trade order related to the Company's securities to be imposed against some or all of the persons who are or have been directors, officers or insiders of the Company for so long as the Required Documents are not filed. If granted, a management cease trade order would not generally affect the ability of persons who have not been directors, officers or insiders of the Company to trade the securities of the Company. However, the applicable securities regulatory authorities, in their discretion, may determine that it would be appropriate to issue a general issuer cease trade order which would prohibit trading of the Company's securities.

Until the Required Documents are filed, the Company intends to provide information in accordance with National Policy 12-203 Cease Trade Orders for Continuous Disclosure Defaults.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.